Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com
January 6, 2011
Via EDGAR
Mark A. Cowan
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) File Nos: 811-07452 and 033-57340
Dear Mr. Di Cowan:
     On behalf of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on November 22, 2010, with regard to Post-Effective Amendment No. 46 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), with regard to the new Invesco V.I. Balanced-Risk Allocation Fund (the “Fund”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
1. Comment: Fees and Expenses of the Fund. Please include a footnote for the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.
     Response: The requested change has been made. A footnote has been added to the fee table that states in part, “Unless the Board of Trustees and Invesco Advisers, Inc. mutually agreed to amend or continue the fee waiver agreement, it will terminate on April 30, 2012.”
2a. Comment: Principal Strategies/Principal Risks. Any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Also, the risk disclosure should provide an investor with a complete risk profile of the fund’s investments taken as a whole, rather than a list of the risks of various derivative strategies, and should reflect anticipated derivatives usage. See letter to the ICI dated July 30, 2010 re: Derivatives-Related Disclosure by Investment Companies.
     Response: The Principal Investment Strategies section of the prospectus discloses that futures and swaps are the types of derivatives that the Fund will invest in. In addition, we have amended the derivatives Principal Risks disclosure to specify the risks associated with futures and swaps.

Mark A. Cowan
Division of Investment Management
January 6, 2011

2b. Comment: Principal Strategies/Principal Risks. With respect to Active Trading Risk and Derivatives Risk, is increased tax liability/incurring higher taxes a risk to an underlying fund included in an insurance company separate account?
     Response: The Principal Risks of Investing in the Fund disclosure regarding Active Trading Risk has been amended by removing the reference to “increased tax liability.”
3. Comment: Portfolio Holdings. The disclosure states that a description of the Fund’s policies and procedures with respect to the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.invesco.com/us. However, it does not appear the VI funds are available on the website.
     Response: Statements of Additional Information are located on the Invesco website at www.invesco.com/us under Prospectus and/or summary prospectus at the bottom of the page, then Variable Insurance.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/S/ PETER A. DAVIDSON
Peter A. Davidson, Esq. Assistant General Counsel